

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Mr. Gerard G. Gorman
Senior VP, Finance and Business Development,
 and Chief Financial Officer
Immunomedics, Inc.
300 American Road
Morris Plains, New Jersey 07950

  Re: Immunomedics, Inc.
    Form 10-K for the Year Ended June 30, 2010
    Filed on August 26, 2010
    File No. 000-12104

Dear Mr. Gorman:

  We have completed our review of your filing and do not have any further comments at this time.

      Sincerely,

      Gus Rodriguez
      Accounting Branch Chief